                                                                      EXHIBIT 12

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES
                       STATEMENTS OF COMPUTATION OF RATIO
                    OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                          (DOLLAR AMOUNTS IN MILLIONS)

                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,      FOR THE YEAR ENDED DECEMBER 31,
                                              --------------   ------------------------------------
                                               1995     1994    1994    1993   1992   1991    1990
                                              ------    ----   ------   ----   ----   ----   ------
Fixed charges:
  Total interest costs......................  $  322    $349   $  460   $516   $567   $598   $  645
  One-third of rent expense.................      16      13       17     18     19     21       22
                                              ------    ----   ------   ----   ----   ----   ------
          Total fixed charges...............     338     362      477    534    586    619      667
Add (deduct):
  Income (loss) before income taxes,
     extraordinary item and accounting
     changes................................   1,369     282      572     23    (74)   259      719
  Interest capitalized, net of
     amortization...........................      (7)      9       11     17     18      7      (21)
                                              ------    ----   ------   ----   ----   ----   ------
                                              $1,700    $653   $1,060   $574   $530   $885   $1,365
Ratio of earnings to fixed charges..........    5.03x   1.80x    2.22x  1.07x   .90x  1.43x    2.05x